SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                            AMENDED
                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934




                     NORTHWEST BANCORP, INC.
________________________________________________________________________________
                         (Name of Issuer)


              COMMON STOCK, $.10 PAR VALUE PER SHARE
________________________________________________________________________________
                  (Title of Class of Securities)


                           667328 10 8
________________________________________________________________________________
                          (CUSIP Number)


                     Kenneth R. Lehman, Esq.
               Luse Lehman Gorman Pomerenk & Schick
                    A Professional Corporation
                            Suite 400
                   5335 Wisconsin Avenue, N.W.
                     Washington, D.C.  20015
                          (202) 274-2000
________________________________________________________________________________
(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)



                          March 17, 1999
________________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.




                  (Continued on following pages)
                        Page 1 of 6 Pages

CUSIP NO. 667328 10 8                                 Page 2 of 6 Pages


     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Northwest Bancorp, MHC        EIN: 25-0368460


     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [  ]
                                                               (b)   [  ]


     3.   SEC USE ONLY


     4.   SOURCE OF FUNDS

          WC


     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D) OR 2(e)

          Not Applicable


     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States


     7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

          33,442,113


     8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

          -0-


     9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

          33,442,113


     10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

          -0-


     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          33,442,113


     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          70.6%


     14.  TYPE OF REPORTING PERSON

          HC

CUSIP NO. 667328 10 8                                 Page 3 of 6 Pages

     This amendment amends and supplements the Schedule 13D, dated February 19, 1999, and filed that date with the Securities and Exchange Commission. Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.

Item 1.  Security and Issuer
_____________________________

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $.10 par value per share ("Common Stock"), of Northwest Bancorp, Inc., a Pennsylvania stock corporation (the "Issuer"). The address of the Issuer's principal executive office is Liberty Street & Second Avenue, Warren, Pennsylvania.

Item 2.  Identity and Background
________________________________

     This Schedule is filed on behalf of Northwest Bancorp, MHC, a Pennsylvania chartered mutual holding company (the "Company"). The Company's principal business is to hold the majority of the Issuer's shares of Common Stock. The business address of the Company is Liberty Street & Second Avenue, Warren, Pennsylvania.

     Pursuant  to  General   Instruction   C  of  Schedule  13D,  the  following
information is being provided with respect to each executive officer and director of the Company ("Insiders"):

Directors


Name                   Occupation
_____                  ___________

John O. Hanna          President and Chief Executive Officer, Northwest Bancorp,
                       Inc.


Richard L. Carr        Retired


William J. Wagner      President and Chief Executive Officer, Northwest Savings
                       Bank


Robert G. Ferrier      President, Ferrier Hardware, Inc. and Drexel Realty


Richard E. McDowell    President, University of Pittsburgh at Bradford


Joseph T. Stadler      Retired


Walter J. Yahn         Chairman and Chief Executive Officer, Erie Advanced
                       Manufacturing Company


Thomas K. Creal, III   Partner, Creal Hyde & Larson


John J. Doyle          President, Perry Construction Company


John S. Young          Retired


Executive Officers Who Are Not Directors

Name                   Current Position
____                   ________________

Gregory C. LaRocca     Senior Vice President and Corporate Secretary


James E. Vecellio      Senior Vice President


    (d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 667328 10 8                                 Page 4 of 6 Pages

    (e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

    (f) All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration
__________________________________________________________

    On February 19, 1999, the Company announced that its Board of Trustees authorized a plan to use available cash to purchase up to 750,000 additional shares of the Issuer's common stock via open market transactions. As of March 17, 1999, the Company had purchased 713,800 of such shares. Information with respect to any purchases of Common Stock by the Insiders will be filed with the SEC pursuant to the requirements of Section 16(a) of the Exchange Act.

Item 4.  Purpose of Transaction
_______________________________

    The Company's purchase of additional shares of the outstanding common stock of the Issuer is for the purpose of increasing the percentage of the Issuer owned by the Company, and for investment. The Company intends to exercise its rights as majority stockholder. Neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) other than as announced in the press release filed as an exhibit, the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

    In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer
_____________________________________________

    a. As of March 17, 1999, the Company directly and beneficially owned 33,442,113 shares of the Issuer's Common Stock, which represented 70.6% of the issued and outstanding shares of Common Stock on such date. Information with respect to the number and percentage of shares owned by Insiders has been or will be filed with the SEC pursuant to Section 16(a) of the Exchange Act.

    b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it, subject to the requirement under Pennsylvania law that the Company at all times hold a majority of the shares of the Issuer's issued and outstanding Common Stock. Information with respect to the voting and dispositive power of Insiders with respect to the Issuer's Common Stock has been or will be filed with the SEC pursuant to Section 16(a) of the Exchange Act.

    c. The Company acquired from broker-dealers operating in the over-the counter market 713,800 shares of the Issuer within the past 60 days, on the dates and paid therefor in cash the prices set forth below. Information

CUSIP NO. 667328 10 8                                 Page 5 of 6 Pages

with
respect to transactions by Insiders with respect to the Issuer's Common Stock has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

     Date       Number of Shares  Price

    2/26/99         12,000         9.00
    3/04/99         85,000         9.25
    3/09/99          2,000         10.00
    3/10/99          4,000         10.00
    3/11/99          5,000         10.00
    3/11/99          4,000         10.00
    3/12/99          2,500         10.00
    3/12/99         10,000         10.00
    3/12/99         56,200         10.00
    3/15/99         35,000         10.13
    3/15/99          7,000         10.00
    3/16/99         12,600         10.13
    3/16/99         17,500         10.13
    3/17/99         250,000        10.30
    3/17/99         150,000        10.25
    3/17/99         24,000         10.23
    3/17/99         27,000         10.19
    3/17/99         10,000         10.25


     d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

     e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
________________________________________________________________________________

     As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock. Certain insiders have received options and recognition plan share awards. Such options and stock awards are reflected in such insider reports filed with the SEC pursuant to Section 16(a) of the Exchange Act.

Item 7.  Material to be Filed as Exhibits
_________________________________________

     Not Applicable.

CUSIP NO. 667328 10 8                                 Page 6 of 6 Pages


                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                   NORTHWEST BANCORP, MHC



                                   By:  \s\ Gregory C. LaRocca
                                       _______________________
                                       Gregory C. LaRocca, Senior Vice President
                                       and Corporate Secretary (Duly Authorized
                                       Representative)

Date: March 23, 1999